SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2005

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Buell Motorcycle Company
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Buell Motorcycle Company Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Buell Motorcycle Company
Retirement Savings Plan
Date: June 22, 2006	By: /s/ James M. Brostowitz
James M. Brostowitz
Administrative Committee Member

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Buell Motorcycle Company Retirement Savings Plan
Years Ended December 31, 2005 and 2004

Buell Motorcycle Company Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Plan Administration Committee
Buell Motorcycle Company Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of Buell Motorcycle Company Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
Milwaukee, Wisconsin
June 12, 2006

Buell Motorcycle Company
Retirement Savings Plan

Statements of Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments:
Interest in Harley-Davidson Retirement
Savings Plan Master Trust (Note 3)	$4,192,804	$3,673,012
Notes receivable from participants	115,648	79,787

	4,308,452	3,752,799
Company contributions receivable	181,701	164,319

Assets available for benefits	$4,490,153	$3,917,118

See accompanying notes.

Buell Motorcycle Company
Retirement Savings Plan

Statements of Changes in Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions:
Investment income:
Interest income	$5,762	$4,206
Equity in investment (loss) income of Harley-Davidson
Savings Plan Master Trust (Note 3)	(7,413)	420,627

	(1,651)	424,833
Contributions:
Participant	595,887	574,798
Company	176,182	153,212

	772,069	728,010

	770,418	1,152,843
Deductions:
Benefit payments and withdrawals	83,097	133,575
Administrative expenses	814	817

	83,911	134,392

	686,507	1,018,451
Transfers to other Harley-Davidson plans	(113,472)	(159,790)

Net increase	573,035	858,661
Assets available for benefits at beginning of year	3,917,118	3,058,457

Assets available for benefits at end of year	$4,490,153	$3,917,118

See accompanying notes.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1. Description of the Plan

The following brief description of the Buell Motorcycle Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers employees of the Buell Motorcycle Company, LLC (the Company) meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plan. The maximum amount that participants may defer is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code). The Plan allows for Company matching contributions, which range from $0 to $0.50 per dollar of participant contributions. Company matching contributions vary according to the Company’s financial performance and apply only to participant contributions up to 6% of a participant’s eligible pay.

Participants’ Accounts

A separate account is maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 19 investment funds.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants will vest 100% in Company contributions after completing three years of vesting service. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Forfeitures

Forfeitures are used to fund future Company matching contributions.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

Upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (permitted only in the event of retirement), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59½.

Master Trust Investment

The Plan’s investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and four other Harley-Davidson defined-contribution plans are commingled (see Note 3). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of the vested account balances, not to exceed $50,000. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses generally are paid by the Company. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. The money market fund is stated at cost, which approximates fair value.

The Harley-Davidson Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Harley-Davidson, Inc. common stock and the cash investments held by the Fund.

Notes receivable from participants are stated as their unpaid principal balances, which approximate fair value.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Master Trust investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

As indicated in Note 1, the assets of the Master Trust include commingled investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable assets and liabilities.

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

A summary of the Master Trust’s commingled investments at December 31 is as follows:

	2005	2004
Investments at fair value:
Mutual funds	$282,531,528	$233,370,599
Common trust fund	70,779,818	72,126,662
Common stock - Harley-Davidson, Inc.	135,400,730	166,647,820
Money market fund	1,778,969	1,535,729
Other payable	(12,510)	(39,752)

Commingled assets of the Master Trust	490,478,535	473,641,058
Less amounts allocated to other Plans	486,285,731	469,968,046

Plan’s interest in Master Trust	$4,192,804	$3,673,012

At December 31, 2005 and 2004, the Plan’s interest in the assets of the Master Trust was less than 1%.

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the commingled investments of the Master Trust and the Plan’s allocated share therein, are as follows:

	Years Ended December 31
	2005	2004
Interest and dividend income	$13,962,617	$8,921,365
Net realized and unrealized appreciation in fair
value of mutual fund and common trust fund
investments	6,456,432	11,866,800
Net realized and unrealized (depreciation)
appreciation in fair value of common stock -
Harley-Davidson, Inc.	(24,603,036)	39,287,360

Commingled investment (loss) income generated by
the Master Trust	(4,183,987)	60,075,525
Less amounts allocated to other Plans	(4,176,574)	59,654,898

Master Trust commingled investment (loss) income
allocated to the Plan	$(7,413)	$420,627

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Company contributions are invested in the Harley-Davidson, Inc. common stock fund and cannot be transferred or directed to any other investment option in the Plan until the participant becomes vested in such amounts or reaches the age of 55.

Information about the assets and the significant components of the changes in assets relating to the Plan’s Harley-Davidson, Inc. common stock fund, which includes the participant and nonparticipant-directed investments, is as follows:

	December 31
	2005	2004
Investments, at fair value:
Harley-Davidson, Inc. common stock	$1,128,555	$1,083,680
Money market fund	14,828	9,950
Employer contribution receivable	181,701	164,319
Other payable	(104)	(219)

Harley-Davidson, Inc. common stock fund	$1,324,980	$1,257,730

	Years Ended December 31
	2005	2004
Changes in fund balance:
Contributions	$267,294	$255,507
Interest and dividends	15,342	9,148
Net (depreciation) appreciation in fair value of	(218,524)	208,703
common stock
Transfers to other investment funds, net	43,833	(217,206)
Benefit payments and withdrawals	(40,319)	(49,496)
Administrative expenses	(376)	(429)

	$67,250	$206,227

Buell Motorcycle Company
Retirement Savings Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Legal Matters

On August 25, 2005, a class action lawsuit alleging violations of the ERISA was filed in the United States District Court for the Eastern District of Wisconsin against Harley-Davidson, Inc., the Administrative Committee of Harley-Davidson, Inc., and the following employees, officers and directors of Harley-Davidson, Inc. and its subsidiaries (Harley-Davidson, Inc.): Harold A. Scott, James M. Brostowitz, James L. Ziemer, Gail A. Lione, Barry K. Allen, Richard I. Beattie, Jeffrey L. Bleustein, George H. Conrades, Judson C. Green, Donald A. James, Sara L. Levinson, George L. Miles, Jr., and James A. Norling. In general, the ERISA complaint includes factual allegations similar to those in shareholder class action lawsuits that Harley-Davidson, Inc. has disclosed in its recent publicly available filings (which include complaints that allege securities law violations) and alleges on behalf of participants in the Plans that the plan fiduciaries breached their ERISA fiduciary duties. On February 15, 2006, the court ordered the ERISA action consolidated with the securities and other related actions that are pending in that court for administrative purposes.

Harley-Davidson believes the allegations against all of the defendants in the lawsuits against Harley-Davidson are without merit and it intends to vigorously defend against them. Since all of these matters are in the preliminary stages, Harley-Davidson is unable to predict the scope or outcome or quantify their eventual impact, if any, on Harley-Davidson. At this time Harley-Davidson is also unable to estimate associated expenses or possible losses. Harley-Davidson maintains insurance that may limit its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail, for claims covered by the insurance coverage.

Supplemental Schedule

Buell Motorcycle Company
Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN #39-1749172     Plan #002

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from
6.00% to 7.75%, with various maturities.
Collateralized by applicable participants’
	account balances.	$ 115,648

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm